EXHIBIT F: FINLETE VIDEO TRANSCRIPT

We created Finlete with a vision, a vision to change the sports landscape for both fans and athletes. In the minor leagues where dreams are always big but resources are often limited, we found athletes struggling to find the capital they needed to maximize their on-the-field potential without falling prey to loan sharks and private hedge funds.

This is why hundreds of prospects sign future earning deals with one private equity firm at unfair and low valuations. We wanted to pave a new path, a path where athletes could maximize their on-the-field potential and build their careers on their terms.

And for the fans, we wanted to offer them more than just a spectator seat; we wanted to give them a real stake in their favorite athlete's journey.

This is where Echedry Vargas comes in, a prospect who embodies the spirit of determination and talent we admire here at Finlete. Overlooked by virtually every major league talent evaluator and not initially seen as a top prospect. The Texas Rangers decided to take a chance on him, where they signed him to a modest $10,000 signing bonus at just 16 in 2022.

In his first year, he was sent to the Dominican Summer League where expectations could not have been lower, but that did not deter Echedry, he set out to defy the odds, and defy them he did. Surpassing everyone's expectations, except his own by batting .301 and slugging .501.

In the following year as a challenge, the Rangers sent him to the Arizona Complex League at just 17, facing tougher competition, but Echedry rose to the occasion batting .316 and a weighted runs created plus stat of 131. Now at 18, he is a top 20 prospect for the Rangers, outperforming peers who signed for millions of dollars. Echedry is not just pursuing his dreams; he is a testament to when potential meets opportunity. Through Finlete, he is not just forging his own path but also bringing along a community of supporters who believe in his journey. Our platform is not about financial transactions, it's about emotional connections, shared experiences, and a new way to experience sports. As a fan, you are no longer just cheering from the stands, you are part of the journey both emotionally and financially. So join us at Finlete, be more than a fan, be a part of the future of sports. Your journey with the next generation of sports stars starts now.